                                                                      EXHIBIT 11

                    POTASH CORPORATION OF SASKATCHEWAN INC.

                       COMPUTATION OF PER SHARE EARNINGS
                        FOR THE QUARTERS ENDED MARCH 31
  (Figures and amounts expressed in thousands, except per share and per option amounts)

                                                              Q1-1998         Q1-1997
                                                             ----------     ----------
A      Net Income as reported, Canadian GAAP ...........     $   63,009     $   56,365
B      Items adjusting net income ......................             --         (3,174)
C      Net income, US GAAP (A+B) .......................     $   63,009     $   53,191

D      Weighted average number of shares outstanding ...         54,007         47,823

E      Options outstanding to purchase equivalent shares          2,146          1,799

F      Average exercise price per option ...............     $    71.13     $    52.90

G      Average market price per share ..................     $    88.23     $    80.48

H      Period end market price per share ...............     $    90.88     $    76.00

I      Rate of Return available on option proceeds .....           0.05           0.05

CANADIAN GAAP
       Basic earnings per share (A/D) ..................     $     1.17     $     1.18

       Fully diluted earnings per share
J      Imputed earnings on options proceeds (E*F*I) ....     $    1,908     $    1,190

       Fully diluted earnings per share ((A+J)/(D+E)) ..     $     1.16     $     1.16

UNITED STATES GAAP
       Basic earnings per share (C/D) ..................     $     1.17     $     1.11

       Fully diluted earnings per share
K      Net additional shares issuable (E-(E*F/G)) ......            416            617

       Fully diluted earnings per share (C/(D+K)) ......     $     1.16     $     1.10



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